Exhibit 12.1

	Six Months Ended June 30, 2009	Years Ended December 31,
		2008	2007	2006	2005	2004
	(In Thousands)
Loss from operations before income taxes	($31,874)	($81,254)	($59,825)	($27,266)	($18,301)	($8,315)
Fixed Charges
Interest expense	10,782	23,070	4,723	1,214	141	3
Interest component of rent expense (3)	256	423	187	111	68	42

Total Fixed Charges	$11,038	$23,493	$4,910	$1,325	$209	$45

Deficiency of earnings to cover fixed charges (1)	($20,836)	($57,761)	($54,915)	($25,941)	($18,092)	($8,270)

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—

(1)	We have computed the deficiency of earnings to cover fixed charges by subtracting fixed charges from loss from operations before income taxes. Fixed charges consist of interest on all indebtedness, amortization of debt discounts and capitalized issuance costs on all indebtedness, accretion of retirement obligations costs that represents interest, and the interest component of rental expense.

(2)	The ratio of earnings to fixed charges is not presented because our earnings were insufficient to cover fixed charges in the six months ended June 30, 2009 and the in each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

(3)	The percent of rent included in the calculation is a reasonable approximation of the interest factor.